Nanometrics Incorporated	Tel: 408.545.6000
1550 Buckeye Drive	Fax: 408.232.5910
Milpitas, CA 95035	www.nanometrics.com

January 25, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F St. NE

Washington, DC 20549

Attn: Ms. Angela J. Crane

Mr. Martin James

Mr. Dennis Hult

Re:	Nanometrics Incorporated
Form	10-K for the fiscal year ended December 30, 2006
Filed	March 15, 2007
File	No. 0-13470

Ladies and Gentlemen:

On behalf of Nanometrics Incorporated (the “Company”), we submit this letter in response to comments from the Staff in its letter dated January 10, 2008 (the “Comment Letter”). Set forth below is the response to the Comment Letter provided by the Company. For ease of reference, each comment contained in the Comment Letter appears in bold directly above the Company’s corresponding response.

Form 10-Q for the period ended September 29, 2007

Note 1. Consolidated Financial Statements – Reclassification, page 6

1.	Please refer to prior comment 3. We note that beginning in the fiscal quarter ended March 31, 2007, you changed your presentation of deferred product revenues by “netting” the associated product costs with the gross deferred revenue and designating the “net” amount as deferred profit margin. Please tell us how you concluded netting of gross revenue and gross cost of sales complies with the guidance in FIN 39, Offsetting of Amounts Related to Certain Contracts.

We acknowledge that it is a general principle of accounting that offsetting of assets and liabilities in the balance sheet is proper only where the right of offset exists. Accordingly, we respectfully submit that the accounting policy of Nanometrics meets the FIN 39 criteria for right of offset as the Company intends to “net settle” each of the deferred

Securities and Exchange Commission

Re: Nanometrics Incorporated

January 25, 2008

transactions comprising the “deferred revenue and product margin” line item of Nanometrics’ balance sheet in accordance with the terms of the respective sales contracts. The deferred product margin represents the net of the deferred revenue less the deferred product cost of the equipment delivered and duly billed upon shipment. The revenue and the related cost of goods sold from such deferred transactions have yet to be recognized in Nanometrics’ results of operations as revenue recognition criteria have not been fully satisfied, not because of legal billing issues. In all instances, title to the products has passed to the customer. The Company has the full intention and a successful history of satisfying any outstanding revenue recognition requirements. Accordingly, because there is an enforceable sales contract in place for each of the underlying transactions with determinable amounts owed and deliverable, the Company believes that offsetting these amounts and reflecting the net margin on the face of the balance sheet is in line with the guidance of FIN 39.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (408 545-6112). Thank you for your assistance.

Sincerely,

/s/ Gary C. Schaefer

Chief Financial Officer

Encl:

cc: Aaron Alter, Wilson Sonsini Goodrich & Rosati, P.C.